*information*

*Press Release* Paris, October 17, 2006

# Air Liquide reinforces its partnership with STMicroelectronics

Driven by rapidly growing integrated circuits usage in our every day electronic devices, **worldwide semiconductor revenue totalled $235 billion in 2005**, a 5.7% increase from 2004. Personal computers and cellular telephones remain the largest applications for semiconductors. In order to cope with this booming market, where the supply of large quantities of specialty gases is required at the **highest level of reliability and lowest cost**, Air Liquide has developed a dedicated solution, **Jumbo**, to meet customers' expectations for safety, quality, reliability and competitiveness.

**Air Liquide has just reinforced its partnership with STMicroelectronics** by **signing tree new Jumbo supply agreements for the STMicroelectronics sites at Crolles** (near Grenoble, France), **Rousset** (near Marseille, France) and **Ang Mo Kio** (Singapore, to start November 2006). These recent Jumbo successes have joined more than 10 other supply agreements with key customers worldwide, including major flat panel (TFT LCD) display manufacturers in Taiwan and key semiconductor players in China and USA, which makes the Jumbo offer the leading bulk specialty gas offer for the electronics industry.

**Christophe Fontaine,** Vice-President of Air Liquide Electronics, said: ***"Jumbo is a new step in our global partnership. STMicroelectronics is a world class player in the semiconductor sector. Since 1987, STMicroelectronics has become a strategic technological partner. Our strong mutual commitment to the principles of corporate responsibility also leads us to work together on multiple corporate programs such as Technology, Quality, Environment, and Reliability. Globally, more than two hundred Air Liquide employees are dedicated to STMicroelectronics on 16 sites in seven countries, including France, Italy, USA and Singapore."***

On this occasion, **Laurent Bosson**, Executive Vice-President of Front-end Technology Manufacturing and R&D, STMicroelectronics, declared: ***"Building on the partnership between the two companies, which has been ongoing for nearly 20 years, Air Liquide has now developed an innovative solution for the high-volume delivery of specialty gases, providing both improved safety and also an economical advantage due to the packaging. This solution, which has been already adopted in three ST sites worldwide for the NF3 molecule gas, could also be used on other high-volume specialty gases."***

***STMicroelectronics*** *is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. In 2005, the company's revenues were 8.88 billion US dollars and net earnings were 266 million US dollars.*

*With 2,500 employees,* ***Air Liquide Electronics*** *recorded sales of 855 million euros in 2005. Air Liquide supplies ultra-pure gases, specialty gases, new molecules, related equipment and customized services. To enhance its proximity to the booming semiconductor market in Asia, the Electronics division management is based in Tokyo.*

*************************

*Present in 72 countries,* ***Air Liquide*** *is the* ***world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced* ***technologies****. These solutions, which are consistent with Air Liquide's commitment to* ***sustainable development****, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on* ***trust and transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings growth****. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

***For further information, please contact:***

***Corporate Communication***
***Dominique Maire*** ☎ ***+ 33 (0)1 40 62 53 56***
***Corinne Estrade-Bordry*** ☎ ***+ 33 (0)1 40 62 51 31***

www.airliquide.com

dlw 10/30

AIR LIQUIDE

*information*

FILE NO. 82-5224

Paris, October 16, 2006

*Press Release*

# *Air Liquide strengthens its position in European homecare*

**Over one million Europeans** receive **homecare treatment** for **chronic respiratory diseases***. Homecare offers both a better **quality of life** and a **reduction in costs** for the community. An aging population and the ongoing pressure on healthcare costs are driving the growth of these services in Europe.

With a €537 million turnover in 2005, **Air Liquide** served 300,000 homecare patients. Leading this industry in Europe, **the Group has again strengthened its position by buying two companies**: **Nord Service Projects GmbH** (based near Hamburg, Germany) and **Aiolos Medical** (based in Karlstad, Sweden). Together, these two companies serve over 10,000 patients.

Commenting on these developments, **Jean-Marc de Royere**, a member of the Air Liquide Executive Committee and CEO of the Group's Healthcare division, said: ***"In line with our strategy, our teams serve the new requirements of health systems across Europe. Beyond this base, the Group's healthcare teams extend these skills to many countries where Air Liquide is already established. "***

* These include **COPD** (Chronic Obstructive Pulmonary Diseases) and **OSA** (Obstructive Sleep Apnea). Obstructive sleep apnea is a common disease which causes pauses in breathing during sleep in many adults and also children. This disease then leads to drowsiness in many circumstances of everyday life. Treatments related to this disease are developing quickly and in most cases provide a rapid recovery.

In 2005, the **Healthcare activities** of the Air Liquide Group generated **a turnover of €1,395 million**, an increase of 7.7%. The Healthcare division of the Group is represented in homecare, medical gases and hospital hygiene, and in medical (respiratory) equipment and hospital services (sterilization). With over 6,000 staff worldwide, it serves 5,000 institutions (hospitals, clinics) and 300,000 patients at home. It is particularly well established in Europe and North America, and in several emerging countries.

*************************

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are in line with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on trust and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indices (ISIN code FR 0000120073).*

***For further information, please contact:***


***Corporate Communication***

***Dominique Maire*** ☎ ***+ 33 (0)1 40 62 53 56***

***Corinne Estrade-Bordry*** ☎ ***+ 33 (0)1 40 62 51 31***

www.airliquide.com


AIR LIQUIDE

FILE NO. 82-5224

# Letter to Shareholders

October 2006

## First half 2006

**Sales**
5,483 million euros
+8.8%

**Net earnings**
480 million euros
+10.2%


Pursuing growth

Ladies and Gentlemen, dear Shareholders,

In the first half of 2006, your Group had a solid performance and strong growth in sales as well as earnings, in all its core businesses and all its geographic zones.

Large Industries continued its development with a strong demand for oxygen from customers in the steel and chemical sectors and for hydrogen from those in the refining industry. Likewise, the rebound of Electronics and the dynamism of markets in the United States and Asia, especially in Japan, have helped fuel this growth.

Our margins have improved thanks to the continuation of our efficiency programs combined with quality growth and better recovery of cost increases in our pricing. Cash flow from operations has strengthened which enables us to finance our investment programs while continuing to reduce our indebtedness.

In the second half of 2006, these trends should continue with an acceleration of hydrogen development connected to the environment, homecare and hygiene in Healthcare, air gases boosted by the strong demand in emerging countries and electronics in Asia.

Considering the activity level recorded in the first half of the year, the favorable outlook for our markets and the productivity programs underway, we remain confident and maintain our objective this year of growth in net earnings on a comparable basis close to that recorded in 2005.

Moreover, as you undoubtedly know, the recent announcement of the merger of two of our competitors will alter our industry's competitive landscape with the creation of a company whose size will be similar to ours, the Linde Group. After all the disposals required by the competition authorities, including those that are still to come in Europe and Asia, the gap that will separate Air Liquide from the Linde Group in terms of sales should be minimal, which will put us in the position of co-leader worldwide.

For Air Liquide, our growth strategy over the last several years and our financial soundness now permit us to speed up investments and open up our Group's frontiers while maintaining profitability that is one of the industry's best in terms of margin, net earnings and return on capital invested. These strengths will enable us to close the gap in the coming years in a market whose growth potential is considerable.

Ladies and Gentlemen, dear Shareholders, I would like to thank you for your ongoing confidence and loyalty.

Yours sincerely,

Benoît Potier
Chairman and CEO

# 1st half year
## New growth

*Sustained growth of* **sales and earnings** *in all activities and all geographies.*

*Continuation of* **efficiency programs** *combined with quality growth and better recovery of cost increases in our pricing.*

*Significant improvement in* **operating margin.**

*Strengthened* **cash flow from operations** *making it possible to finance the growth of tomorrow.*


Sales
(in millions of euros)
5,483
+8.8%
1st half year 2005
1st half year 2006
Net earnings
(in millions of euros)
480
+10.2%
1st half year 2005
1st half year 2006

## 2006 half-year sales and earnings

| In millions of euros | 1st half year 2006 | 1st half year 2006/2005 | 1st half year 2006/2005 comparable (1) |
|---|---|---|---|
| **Total sales** | 5,483 | +8.8% | +6.0% |
| *of which sales Gas and Services* | 4,821 | +9.0% | +5.9% |
| *Europe* | 2,572 | +8.0% | +5.7% |
| *Americas* | 1,312 | +11.9% | +4.9% |
| *Asia-Pacific* | 849 | +7.6% | +7.4% |
| *Africa* | 88 | +12.4% | +10.1% |

(1) Excluding foreign exchange rate and natural gas price variations and impact of deconsolidation of liquid chemicals in the United States.

### Sustained growth...

**Consolidated sales were 5,483 euros, an increase of +8.8% compared to the first half of 2005.**

On a comparable basis (excluding foreign exchange rate, natural gas price variations and impact of deconsolidation of liquid chemicals in the United States), growth was +6.0%.

### ...in all geographies

**In Europe**, **Large Industries** activities are very dynamic. Air gases are on the rise, with, in particular, large volumes of oxygen for the steel sector. Hydrogen has benefited from the ramping up of our most recent Spanish and French units.

Sales from **Industrial Customers** increased and our presence is growing in Central and Eastern Europe, where we recently signed two contracts in Bulgaria. **Healthcare** activities are continuing their growth in medical gases, homecare and hygiene.

**In the Americas**, the increase in sales has been supported by strong growth in the **Industrial Customers** sector. Growth in **Large Industries** is continuing thanks to the a rise in the number of new hydrogen contracts and the stability of our customers' markets (steel and chemicals). In Canada, **Healthcare** is showing sustained growth, particularly in homecare.



*Development in Tianjin, China.*

**In Asia-Pacific**, the **Industrial Customers** sector is recording excellent performances, especially thanks to large volumes of liquid gases. Growth is particularly strong in China.

**Electronics** is definitely on the rebound after two stable quarters. Carrier gases and specialty gases show double-digit growth thanks to the startup of units at the end of 2005 and strong volume demands.

The **Large Industries** sector has benefited from the recovery of hydrogen/CO volumes in South Korea and the ramping up of new projects in China. In Japan, demand is strong, particular in the steel sector.



*New contracts in Bulgaria.*

# Investing for growth

€25 to €30 bn of opportunities to seize in industrial and medical gases markets between now and 2025.

**Industrial Customers**
+€7 bn
(2012)

**Large Industries**
$O_2$ +€4 bn
(2025)
$H_2$ +€8 bn
(2012)

**Electronics**

+€3 bn
(2010)

**Healthcare**

+€4 bn
(2010)

## Higher margins

**Operating income recurring** of 807 million euros increased by +7.5% over the half year.

The **operating margin** (operating income recurring on sales) was **14.7%** for the Group. It was therefore, after adjustment for natural gas price variations, at the high level of **14.9%** reached in the first half of 2005. This improvement, which resulted in particular from higher volumes and a greater recovery of cost increases, also resulted from our efficiency operations and the synergies arising from the activities acquired from Messer.

| In millions of euros | 1st half year 2006 | 1st half year 2006/2005 |
|---|---|---|
| Operating income recurring | 807 | *+7.5%* |
| **Net earnings (Group share)** | 480 | *+10.2%* |
| Net earnings per share[(1)] (in €) | 4.00 | *+9.0%* |
| **Funds from operations** | 941 | *+6.6%* |

(1) average number of shares outstanding as of June 30, 2006 for EPS calculation: 120,143,826.

| | 1st half year 2005 | 1st half year 2006 |
|---|---|---|
| **Operating margin** (operating income recurring/sales) | 14.9% | 14.7% |
| *excluding natural gas price variations* | | 14.9% |

### The Group's share of net earnings in the first half of the year shows an increase of +10.2% to 480 million euros.

### Net earnings per share were 4 euros, an increase of +9.0% compared to the first half of 2005.

This includes the net increase in the average number of shares, due especially to the share exchange offer for SOAEO, the capital increase reserved for employees and share buybacks.

### Net indebtedness was 3,872 million euros

after having taken into account the impact of dividends paid in the first half year. This is in line with the debt reduction profile aimed for year 2006.

The **ratio of net indebtedness to equity** reached **63.3%** at June 30, 2006, compared to 78.9% at the end of June 2005. This ratio should be, excluding any exceptional circumstances, **under 60%** at the end of the year.



*Research and development of new precursors for electronics.*



Today, thanks to our growth strategy, **€2 bn** worth of major projects have already been identified.
This growth is made possible by: broadening our basic businesses, the conquest of new territories and innovation.


15%
45%
40%

# Actionaria shareholders exposition, November 17 & 18

**We're expecting a big turnout!**
Come and take part in the Actionaria shareholders exposition (Palais des Congrès de Paris) and discover the diversity of the Group's core businesses, products and services. Shareholder Services advisors will also be there to answer all your questions on Air Liquide and its operations.

**Booth F7, level 2, Maillot hall.**



Benoît Potier, Chairman and CEO, invites you to an information meeting to be hosted by Jean-Pierre Gaillard on

**Saturday, November 18**

from 11:30 a.m. to 12:30 p.m. at the Palais des Congrès de Paris in the Blue Room.

## Shareholder's notebook

### An update on your shares
(as of September 27)

€167.6
Highest in 2006

€140.27
Lowest in 2006



Air Liquide share price evolution over 1 year —
compared with CAC 40 —
170
165
160
155
150
145
140
135
130
125
S
O
N
D
J06
F
M
A
M
J
J
A
S


### 2006 Calendar:

**October 23**
Information meeting in Besançon organized with the FFCI

**October 26**
Third quarter sales

**November 7**
Information meeting in La Rochelle organized with the FFCI

**November 17 and 18**
Actionaria (Palais des Congrès de Paris)

**December 18**
Information meeting in Perpignan organized with the FFCI

## The Shareholders' Communication Committee

We are very happy to welcome **four** new members to our Communication Committee: **Messrs. Duport, Gerber, Mauclair** and **Morin**. A new year of work and reflection for our Committee will commence with the next meeting with Benoît Potier in October.

## Are you thinking about a donation or a gift for a special occasion? Why not offer Air Liquide shares?

This question is often asked at the end of the year or when you're thinking about giving a gift to your friends or family (children, grandchildren, nieces and nephews, godchildren).
Air Liquide Shareholder Services can provide you with forms to help and guide you in this step. If you wish, Shareholders Services can send your beneficiaries a letter on your behalf, informing them of your kind intentions.

## Be our guest!

As every year, the Group's Innovation Day will be on Wednesday, November 8, the anniversary of the date Air Liquide was created. On this occasion, we invite you to come and meet the Shareholder Services advisors and visit their offices. To reserve a place, simply contact Shareholder Services, but **do so as soon as possible as, for safety reasons, the number of places is limited.**



*Innovation Day at head office, in November 2005.*

Design and production: Air Liquide Communication Department - Phénix Communication — Photos: B. Bony, T. El Sakhawi, P. Stroppa, P. Zamora, ...


AIR LIQUIDE

www.airliquide.com
shareholders@airliquide.com

**Air Liquide - Shareholder Services**
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 (Toll-free number) From other countries: +33 1 57 05 02 26



**AIR LIQUIDE**

*information*

FILE NO. 82-5224

*Paris, 10 October 2006*

## *Disclosure of share buy-back transactions made by Air Liquide on its own shares between 03 October and 10 October 2006*

**In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares between 03 October and 10 October 2006 :**

| Trading date | Number of shares | Weighted average price | Total amount € |
|---|---|---|---|
| 03 October | 9 000 | 160.43 € | 1 443 888 € |
| 05 October | 3 000 | 162.27 € | 486 816 € |
| 06 October | 10 000 | 161.35 € | 1 613 490 € |
| 09 October | 5 000 | 160.63 € | 803 149 € |
| 10 October | 8 000 | 160.89 € | 1 287 093 € |
| **Period total** | **35 000** | **160.98 €** | **5 634 436 €** |

*Present in more than 70 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

***For further information, please contact:***

***Shareholder Services***
***Philippe de Saint-Ours*** ☎ *+ 33 (0)1 40 62 53 09*

***Investor Relations***
***Anthony Mc Cord*** ☎ *+ 33 (0)1 40 62 55 19*

www.airliquide.com



AIR LIQUIDE

*information*

FILE NO. 82-5224

*Paris, 19 October 2006*

## *Disclosure of share buy-back transactions made by Air Liquide on its own shares between 11 October and 19 October 2006*

**In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :**

| Trading date | Number of shares | Weighted average price | Total amount € |
|---|---|---|---|
| 11 October | 4 000 | 159.97 € | 639 899 € |
| 13 October | 10 000 | 162.62 € | 1 626 223 € |
| 16 October | 3 500 | 162.49 € | 568 700 € |
| 17 October | 15 000 | 162.12 € | 2 431 778 € |
| 18 October | 5 000 | 162.84 € | 814 182€ |
| 19 October | 7 000 | 163.78 € | 1 146 450 € |
| **Period total** | **44 500** | **162.41 €** | **7 227 232 €** |

*Present in more than 70 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*


***For further information, please contact:***

*Shareholder Services*
***Philippe de Saint-Ours*** ☎ ***+ 33 (0)1 40 62 53 09***

*Investor Relations*
***Robert Shaw*** ☎ ***+ 33 (0)1 40 62 51 53***

www.airliquide.com

**CORPORATE EVENT NOTICE >>** Increase of the number of outstanding shares

**AIR LIQUIDE(L')**

| | | | |
|---|---|---|---|
| Location | Paris | Date | 24/10/2006 |
| Notice | PAR_20061024_5098_EUR | Market | Eurolist by Euronext |

---

***Increase of the number of outstanding shares***

**6190** new shares issued by AIR LIQUIDE(L'), immediatly assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 26/10/2006:

| | |
|---|---|
| Old number of outstanding shares: | 120588133 |
| Number of shares to be listed: | 6190 |
| New number of outstanding shares: | 120594323 |
| Reason: | exercise of options |

| | | | |
|---|---|---|---|
| Designation: | AIR LIQUIDE | | |
| ISIN: | FR0000120073 | Euronext code: | FR0000120073 |
| Symbol: | AI | | |

*************

FILE NO. 82-5224

# Euronext Notice

**CORPORATE EVENT NOTICE >>** Augmentation du nombre d'actions en circulation

**AIR LIQUIDE**

| | | | |
|---|---|---|---|
| Place | Paris | Date | 16/10/2006 |
| Numéro Avis | PAR_20061016_5017_EUR | Marché | Eurolist by Euronext |

---

***Augmentation du nombre d'actions en circulation***

Euronext fait connaitre que 33111 actions nouvelles émises par **AIR LIQUIDE**, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 18/10/2006.

| | |
|---|---|
| Ancien nombre de titres en circulation: | 120555022 |
| Nombre de titres à admettre: | 33111 |
| Nouveau nombre de titres en circulation: | 120588133 |
| Origine: | levées d'options |

| | | | |
|---|---|---|---|
| Libellé: | AIR LIQUIDE | | |
| ISIN: | FR0000120073 | Code Euronext: | FR0000120073 |
| Mnémonique: | AI | Code national: | |

*************

**CORPORATE EVENT NOTICE >>** Capital Increase

**AIR LIQUIDE**

| | | | |
|---|---|---|---|
| Location | Paris | Release date | 16/10/2006 |
| Notice number | PAR_20061016_5017_EUR | Market | Eurolist by Euronext |

---